UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*



      __________________________Phlo Corporation__________________________

                                (Name of Issuer)



       ___               Common Stock, $0.0001 per share__________________

                         (Title of Class of Securities)



        __________                  71879Q 10 1__________________________

                                 (CUSIP Number)


                            Stephen A. Salvo, Esquire
                        Salvo, Russell, Fichter & Landau
                        510 Township Line Road, Suite 150
                         Blue Bell, Pennsylvania   19422
      ____________________________215-653-0110____________________________

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



       _______________________March 31, 2001______________________________
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing
  this schedule because of   240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
                            the following box. [   ]

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  _____71879Q  10  1___




1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


      _________________Joseph  P.  Nolan______________________________________


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2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)


                                             (a)  ____________


                                             (b)  ____________

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3.     SEC  Use  Only

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4.     Source  of  Funds  (See  Instructions)
                                   OO

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5.     Check  if  Disclosure  of Legal Proceedings Is Required Pursuant to Items


                                   2(d)  or  2(e)  ________________

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6.     Citizenship  or  Place  of  Organization

                                        U.S.A.
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Number  of       7.     Sole  Voting  Power         4,890,000

Shares          ------------------------------------------------------------

Beneficially     8.     Shared  Voting  Power         0

Owned  by       ------------------------------------------------------------

Each             9.     Sole  Dispositive  Power    4,890,000

Reporting       ------------------------------------------------------------

Person  With    10.     Shared  Dispositive  Power    0


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CUSIP  No.  _____71879Q  10  1___



11.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

                          4,890,000
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12.     Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares


                                                  ________________
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13.     Percent  of  Class  Represented  by  Amount  in  Row  (11)

                             11.52%
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14.     Type  of  Reporting  Person  (See  Instructions)

                                              IN

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
CUSIP  No.  _____71879Q  10  1___




Item  1.     Security  and  Issuer

     This statement relates to the common stock, $0.0001 par value per share, of Phlo Corporation (the "Issuer"), the address of the principal executive offices of which is 475 Park Avenue South, 7th Floor, New York, New York 10016.


Item  2.     Identity  and  Background


     This  statement  is  filed  by  the  following:

     (i) Joseph P. Nolan, a United States citizen. His business address is 503 North Walnut Road, Kennett Square, Pennsylvania 19348. Mr. Nolan serves as President of Eagle Energy Systems, Inc., a Pennsylvania corporation, which, through an affiliate, is engaged in energy efficient lighting and installation of lighting systems.

          During the last five years, Mr. Nolan has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Nolan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or resulting in a finding of any violation with respect to such laws.


Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration

     Mr.  Nolan received the shares as payment for consulting services rendered.



Item  4.     Purpose  of  Transaction

      The shares of Common Stock of the Issuer deemed to be beneficially owned by Mr. Nolan are being held for investment purposes. The shares of the Common Stock of the Issuer were acquired as payment for consulting services rendered by Mr. Nolan and not for the purpose of acquiring control of the Issuer. Mr. Nolan may in the future directly acquire shares of the Common Stock in open market or private transactions, block purchases or otherwise. Mr. Nolan may acquire additional shares of Common Stock or continue to hold or dispose of all or some of the shares reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise. The Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.



Item  5.     Interest  in  Securities  of  the  Issuer

     As of the close of business on November 21, 2001, Mr. Nolan beneficially owns 4,890,000 shares of the common stock of the Issuer. This constitutes 11.52% of the outstanding shares of common stock of the Issuer. Mr. Nolan has the sole power to vote and dispose of all such shares. The initial issuance to Mr. Nolan of 4,890,000 shares of the common stock of the Issuer, occurred in March 2001.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

______None___________________________________________________________________
______________________________________________________________________________.

Item  7.     Material  to  Be  Filed  as  Exhibits

          None

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                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  __November 20_,  2001

                                          __/s/ Joseph P. Nolan_______________
                                                       Signature

                                           Name/Title:  Joseph P. Nolan


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)